NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	February 12, 2014
Unites States: OTCQX: KEOSF
Canada: TSX.V: KLS

KELSO RANKED AS 2014 TSX VENTURE 50® COMPANY

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has been awarded a 2014 TSX Venture 50® ranking. Kelso achieved second place in the Diversified Industries category of the 2014 TSX Venture 50® rating system.

Every year the TSX Venture 50® ranks the strongest companies on the TSX Venture Exchange by share price, trading volume, market capitalization and analyst coverage. Winning companies have demonstrated impressive growth over the past year, offered a strong return to their shareholders and are actively traded in the market.

James R. Bond, CEO comments that “The Company has enjoyed a very good relationship as an issuer on the TSXV. Kelso has accessed development capital; executed its strategic plans for business development; built corporate value; and provided liquidity to our shareholders through the facilities of the TSXV. On behalf of the many stakeholders involved with Kelso we are honored to have been recognized as a 2014 TSX Venture 50® company.”

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements:This news release contains “forward-looking statements”within the meaning of applicable Canadian securitieslegislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the TSX Venture will rank its strongest companies every year on the basis set out in this news release and that the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes the TSX Venture will continue its ranking of companies on the basis in this news release and that the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelsoto differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX
Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Telephone: 250-764-3618	Telephone: 604-590-1525	7773 – 118A Street
Email: bond@kelsotech.com	Email: lee@kelsotech.com	North Delta, BC, V4C 6V1
www.kelsotech.com